United States

Securities and Exchange Commission

Washington, DC 20549

Schedule 13D

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

General Employment Enterprises, Inc.
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

224051102

(CUSIP Number)

Allison Dewan

13500 Sutton Park Drive South, Suite 204

Jacksonville, Florida 32224

904-683-4574

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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1	Names of Reporting Persons Allison Dewan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The reporting person is a U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,200,000
	8	Shared Voting Power
	9	Sole Dispositive Power 3,200,000
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0%[1]
14	Type of Reporting Person (See Instructions) IN

_______________

[1]	Based on 25,899,675 shares outstanding as of December 31, 2014, as stated in Issuer’s Form 10-Q.

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Item 1. Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of General Employment Enterprises, Inc. (the “Issuer”), an Illinois corporation, whose principal executive offices are located at 184 Shuman Blvd., Suite 420, Naperville, IL 60563.

Item 2. Identity and Background.

Allison Dewan is a U.S. citizen. Her household address is, 1425 P Street NE, DeSoto Apts. #305 Washington DC, 20005. Ms. Dewan is an employee of Scribe Solutions Inc., located at 13500 Sutton Park Drive South, Suite 204. During the last five years, Ms. Dewan has not been convicted in a criminal proceeding nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be disclosed herein.

Item 3. Source and Amount of Funds or Other Consideration.

3,200,000 Shares can be acquired by Ms. Dewan upon the conversion of 64,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”). The Preferred Stock was issued by the Issuer to Ms. Dewan on April 1, 2015, in exchange for a total of 100 shares of common stock of Scribe Solutions, Inc., a Florida corporation (“Scribe”), in connection with a transaction in which the Issuer acquired 100% of the issued and outstanding shares of common stock of Scribe (the “Transaction”).

Item 4. Purpose of Transaction.

The Shares were acquired in connection with the Transaction. At the closing of the Transaction, the principals of Scribe were appointed the Issuer’s Chairman of the Board and Chief Executive Officer, and President and Chief Operating Officer. Ms. Dewan does not have any plans or proposals involving the Issuer that are required to be disclosed herein.

Item 5. Interest in Securities of the Issuer.

(a) Ms. Dewan beneficially owns 3,200,00 Shares which constitutes approximately 11.0% of the Issuer’s outstanding Shares, based on 25,899,675 Shares outstanding as of December 31, 2014 as stated in the Issuer’s Form 10-Q for the quarter then ended.

(b) Ms. Dewan has sole voting power and sole dispositive power to 3,200,000 Shares.

(c) None (other than as set forth herein).

(d) To the knowledge of Ms. Dewan, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2015	/s/ Allison Dewan
Allison Dewan